KRAMER LEVIN NAFTALIS & FRANKEL LLP

ROBERT J. WOLLIN

ASSOCIATE

PHONE   212-715-9351

FAX   212-715-8148

RWOLLIN@KRAMERLEVIN.COM

November 19, 2009

VIA EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Scientific Games Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and

June 30, 2009

Form 8-K filed May 8, 2009
File No. 000-13063

Dear Mr. Gilmore:

Reference is made to the letter, dated November 13, 2009, to Joseph R. Wright, Chief Executive Officer of Scientific Games Corporation (the “Company”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above-referenced Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 2, 2009, Form 10-Q for the quarterly period ended March 31, 2009 filed with the SEC on May 11, 2009, Form 10-Q for the quarterly period ended June 30, 2009 filed with the SEC on August 10, 2009 and Form 8-K filed with the SEC on May 8, 2009.

In accordance with our conversations with the Staff, the Company will provide its response to the Staff on or about December 11, 2009.

Should you have any questions regarding this letter, please do not hesitate to contact me at (212) 715-9351.

Sincerely,

/s/ Robert J. Wollin
Robert J. Wollin

cc:                                Joseph R. Wright, Chief Executive Officer

Stephen L. Gibbs, Chief Accounting Officer

Scientific Games Corporation

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